Mail Stop 4561

January 16, 2009

By U.S. Mail and Facsimile to (770) 474-8947.

Thomas L. Redding
Chief Financial and Accounting Officer
Henry County Bancshares, Inc.
4806 N. Henry Boulevard
Stockbridge, Georgia 30281

> **Re:** **Henry County Bancshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Form 10-Q for Fiscal Period Ended September 30, 2008**
> **File No. 000-49789**

Dear Mr. Redding:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments and provide us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Exhibit 13

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Loans Held for Sale, page 8

1. We note that you have not recorded a recourse liability related to your loans sold with both normal representation and warranty provisions as well as other recourse

provisions. Please tell us why you believe no liability should be recorded related to these loan sales. Tell us how many loans you have been required to repurchase under these provisions and whether you have incurred any losses related to these provisions during the periods reported.

Other Real Estate Owned, page 9

2.   Please revise to disclose how your policy complies with paragraph 28 of SFAS 15.

Form 10-Q for the period ended September 30, 2008

3.   Considering the significant increase in your levels of non-performing loans, please revise to include the following disclosures in future filings. Please provide us with your proposed disclosures as of September 30, 2008:

- Disclose how changes in the risk factors considered from quarter to quarter impacts the amount and timing of the loan loss provision. Discuss each specific risk factor considered and specifically relate how each factor contributes to the overall level of allowance for loan losses.

- Disclose how the changes in and levels of past due and non-performing loans affected the amount and timing of the loan loss provision on a quarterly basis.

- Discuss the changes in the level of collateralization of your non-performing loans.

- Revise to disclose whether you originated any loans with interest reserves. If so, please revise to disclose how you evaluate the interest accrued from these reserves for collectibility both before maturity and after the loans become non-performing.

Note 1. Basis of Presentation – Fair Value Option and Fair Value Measurements, page 6

4.   We note that you recorded a cumulative write-down to fair value on other real estate owned of $1.6 million for the nine-month period ended September 30, 2008. Since this is considered a non-recurring adjustment to fair value, please revise future filings to include disclosure information for your other real estate

owned balance and related write-down(s) as required by paragraph 33 of SFAS 157. Please provide us with your proposed disclosures.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with copies of your proposed revisions to your future filings. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Blakeley Moore at (202) 551-3303 or Brittany Ebbertt at (202) 551-3572 if you have questions relating to these comments, or me at (202) 551-3494.

Sincerely,

Kevin W. Vaughn
Branch Chief